Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated November 21, 2024

Relating to Preliminary Prospectus Supplement dated November 19, 2024

Registration Nos. 333-278529, 333-278529-01, 333-278529-02,

333-278529-03, 333-278529-04, 333-278529-05 and 333-278529-06

BROOKFIELD INFRASTRUCTURE FINANCE ULC

US$300,000,000 6.750% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055 (the “Notes”)

November 21, 2024

The information in this pricing term sheet relates to Brookfield Infrastructure Finance ULC’s offering of the Notes, guaranteed by Brookfield Infrastructure Partners L.P. and the other guarantors named below, and should be read together with the preliminary prospectus supplement dated November 19, 2024 relating to the offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated April 5, 2024, included in the registration statement on Form F-3ASR (File No. 333-278529) filed under the Securities Act of 1933, as amended. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Brookfield Infrastructure Finance ULC (the “Issuer”)

Guarantors:

Brookfield Infrastructure Partners L.P. (the “Partnership”)

Brookfield Infrastructure L.P.

BIP Bermuda Holdings I Limited

Brookfield Infrastructure Holdings (Canada) Inc.

Brookfield Infrastructure LLC

BIPC Holdings Inc.

Offering Format:	SEC-registered

Security:	6.750% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055

Ranking:	Subordinated unsecured

Principal Amount of Notes:	$300,000,000

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Original Issue Date:	November 29, 2024

Maturity:	March 15, 2055

Re-offer Yield	6.751%

Interest Rate:	The Notes will bear interest (i) from and including the Original Issue Date to but excluding March 15, 2030 (the “First Reset Date”) at an annual rate of 6.750% and thereafter (ii) from and including each Interest Reset Date with respect to each Interest Reset Period to but excluding, the next succeeding Interest Reset Date, the Maturity Date or date of redemption, as the case may be, at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus a spread of 2.453% to be reset on each Interest Reset Date; provided, that the interest rate during any Interest Reset Period will not reset below 6.750% (which equals the interest rate on the Notes on the Original Issue Date). For additional information and the definitions of the terms Interest Reset Period, Five-Year Treasury Rate, Reset Interest Determination Date and First Reset Date, see “Description of the Notes—Interest” in the Preliminary Prospectus Supplement.

Interest Reset Date:	The First Reset Date and each date falling on the five-year anniversary of the preceding Interest Reset Date.

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, beginning on March 15, 2025.

Day Count Convention:	30/360

Interest Deferral Right:	So long as no event of default has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to 5 consecutive years. During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. There is no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an event of default or any other breach under the Indenture and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date where the Issuer pays all accrued and unpaid interest (including, to the extent permitted by law, any compound interest) on such date. No Deferral Period may extend beyond the Maturity Date.

Optional Redemption:	The Issuer may redeem the Notes before their maturity, in whole or in part, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Interest Payment Date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of Notes to be redeemed to, but excluding, the date of redemption.

Redemption on Rating Event:	At any time following the occurrence of a Rating Event, the Issuer may, at its option, redeem the Notes (in whole but not in part) at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax Event:	At any time after the occurrence of a Tax Event, subject to applicable laws, the Issuer may, at its option, redeem the Notes (in whole but not in part) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the relevant redemption date.

Trade Date:	November 21, 2024

Expected Settlement Date*:	November 29, 2024 (T+5)

Price to Public:	100.000% (plus accrued interest, if any, from and including November 29, 2024 if settlement of the Notes occurs after that date)

Underwriting Discounts:	1.00% of the aggregate principal amount of the Notes.
Net Proceeds (before expenses):	$297,000,000

Automatic Exchange:

The Notes, including accrued and unpaid interest thereon, will be exchanged automatically (the “Automatic Exchange”), without the consent of the holders thereof, into units of a newly issued series of Class A Preferred Units, being Class A Preferred Limited Partnership Units, Series 17 (the “Exchange Preferred Units”) upon the occurrence of: (i) the making by the Issuer of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Issuer and/or the Partnership seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Issuer and/or the Partnership are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, compromise, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer and/or the Partnership or in respect of all or any substantial part of their property and assets in circumstances where the Issuer and/or the Partnership are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Issuer and/or the Partnership or for all or substantially all of their property and assets by a court of competent jurisdiction in circumstances where the Issuer and/or the Partnership are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable); or (iv) any proceeding is instituted against the Issuer and/or the Partnership seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Issuer and/or the Partnership are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, compromise, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer and/or the Partnership or in respect of all or any substantial part of their property and assets in circumstances where the Issuer and/or the Partnership are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), and in any such case, such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Issuer and/or the Partnership or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for all or substantially all of their property and assets) (each, an “Automatic Exchange Event”).

The Automatic Exchange shall occur upon an Automatic Exchange Event (the “Exchange Time”). As of the Exchange Time, noteholders will have the right to receive one Exchange Preferred Unit for each $1,000 principal amount of Notes held together with the number of Exchange Preferred Units (including fractional units, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by $1,000. Such right will be automatically exercised, and the Notes shall be automatically exchanged, without the consent of the holders of the Notes, into the newly issued series of fully paid Exchange Preferred Units. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered without need for further action by noteholders, who shall thereupon automatically cease to be holders of Notes and all rights of each such holder as a debtholder of the Issuer and as a beneficiary of the subordinated guarantees of the Guarantors shall automatically cease.

Distribution Stopper Undertaking:	Unless the Issuer has paid all interest that has been deferred or is then payable on the Notes, subject to certain exceptions, neither the Issuer nor the Partnership will (i) declare any distributions or dividends on the Distribution Restricted Securities or pay any interest on any Parity Indebtedness, (ii) redeem, purchase or otherwise retire Distribution Restricted Securities or Parity Indebtedness, or (iii) make any payment to holders of any of the Distribution Restricted Securities or any Parity Indebtedness in respect of distributions or dividends not declared or paid on such Distribution Restricted Securities or interest not paid on such Parity Indebtedness, respectively, provided that the foregoing clauses (i) and (iii) shall not apply in respect of any pro rata dividend or distribution or any other payment on any Parity Indebtedness which is made with a pro rata payment of any accrued and payable interest with respect to the Notes.

CUSIP/ISIN:	11276B AA7 / US11276BAA70

Expected Ratings**:	BBB- (S&P) BBB- (Fitch)
Conflicts of Interest:	Brookfield Securities LLC, one of the underwriters is an affiliate of the Issuer. Any distribution of the Notes offered hereby will be made in compliance with applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc.

Joint Book-Running Managers:	BofA Securities, Inc.; Mizuho Securities USA LLC; RBC Capital Markets, LLC; Santander US Capital Markets LLC; BMO Capital Markets Corp.; MUFG Securities Americas Inc.; Scotia Capital (USA) Inc.; and SMBC Nikko Securities America, Inc.

Co-Managers:	Brookfield Securities LLC; CIBC World Markets Corp.; Credit Agricole Securities (USA) Inc.; National Bank of Canada Financial Inc.; SG Americas Securities, LLC; TD Securities (USA) LLC; and Wells Fargo Securities, LLC

*	It is expected that the delivery of the securities will be made on or about the closing date specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of the pricing of the securities (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the delivery date will be required, by virtue of the fact that the securities initially will settle in T+5, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

The Issuer and the Guarantors have filed a joint registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer and the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling BofA Securities, Inc. toll-free, at 1-800-294-1322, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC toll-free, at 1-866-375-6829 and Santander US Capital Markets LLC at 1-855-403-3636.

No key information document (“KID”) required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the European Economic Area (“EEA”) has been prepared as the Notes will not be made available to any retail investor in the EEA.

No KID required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom (“UK”) by virtue of the European Union (Withdrawal) Act 2018, as amended (“EUWA”) (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared as the Notes will not be made available to any retail investor in the UK.